Short Term Investment Fund for Puerto Rico Residents, Inc.

American International Plaza Building—Tenth Floor

250 Munoz Rivera Avenue

San Juan, Puerto Rico 00918

November 4, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: Short Term Investment Fund for Puerto Rico Residents, Inc. (File No. 333-259157)

Ladies and Gentlemen:

Short Term Investment Fund for Puerto Rico Residents, Inc., an open-end investment company (the “Fund”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), hereby requests the withdrawal of Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (File No. 333-259157) filed by the Registrant on November 24, 2023, (Accession No. 0001193125-23-282742) (the “Post-Effective Amendment”) and the subsequent 485BXT filings, the most recent of which was filed on March 21, 2024 (Accession No. 0001193125-24-073945) (collectively with the Post-Effective Amendment, the “Filings”).

The withdrawal of the Filings is requested because the Post-Effective Amendment automatically became effective on April 19, 2024 and did not contain all of the information required by Form N-1A. No securities were sold in connection with the Filings. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Carla G. Teodoro of Sidley Austin LLP at (212) 839-5969.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

Short Term Investment Fund for Puerto Rico Residents, Inc.

By:	/s/ Liana Loyola
Name:	Liana Loyola
Title:	Secretary